Corporate Headquarters 300 Lindenwood Drive Valleybrooke Corporate Center Malvern, PA 19355 (484) 617-1200

November 30, 2023

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549
Attention: Jeanne Baker and Terence O’Brien

Ladies and Gentlemen,
This letter is submitted in response to the comment letter dated November 17, 2023 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, relating to Ecovyst Inc. (“Ecovyst,” the “Company”, “we,” “us,” or “our”) Annual Report on Form 10-K (the “2022 Form 10-K”) for the year ended December 31, 2022 that was filed on February 28, 2023 (File No. 001-38211). For reference purposes, we have restated the comment contained in the Staff’s letter dated November 17, 2023 before our response below.

Form 10-K for the Year Ended December 31, 2022
The Company, page 3
1.We note that your presentation of total sales by end use, destination geography and customer includes Zeolyst Joint Venture sales. In light of the fact that you account for this investment under the equity method of accounting, please tell us how you considered Rule 100(b) of Regulation G in determining whether this presentation results in an individually tailored accounting policy. Refer to Question 100.04 of the Non-GAAP C&DI's.

Response to Comment 1:
The Company supplementally advises the Staff that the referenced presentation of percentages of sales by end use, destination geography and customer, which presentation reflects the Company’s 50% proportionate interest in its Zeolyst Joint Venture, are statistical measures, as contemplated by Rule 101(a)(2) of Regulation G, rather than non-GAAP measures as defined in Rule 101(a) of Regulation G. Accordingly, the Company does not believe that its presentation of these statistical measures constitutes an individually tailored accounting policy as contemplated by Question 100.04 of the Non-GAAP C&DI’s or otherwise contravenes Rule 100(b) of Regulation G. The Company believes that the statistical measures included in its 2022 Form 10-K, which have been consistently presented in the Company’s public filings since its 2017 initial public offering, provide investors and other readers with important information regarding the Company’s business.
I hope that the foregoing has been responsive to your comment. If you should have any questions about this letter or require any further information, please call me at (484) 617-1212 or Craig E. Marcus of Ropes & Gray, LLP at (617) 951-7802.

Very truly yours,

/s/ MICHAEL FEEHAN
Michael Feehan
Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

cc:	Joseph Koscinski, Vice President, Chief Administrative Officer, General Counsel and Secretary
Craig E. Marcus, Ropes & Gray LLP

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